UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Harbin Electric, Inc.
(Name of Company)

Common Stock, par value $.00001
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang
Hero Wave Investments Limited
Xi Yuan 17-5, Wan Cheng Hua Fu,
Wan Liu Xi Lu, Hai Dian Qu,
Beijing, China 100089
(86) 45186116757

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(8610) 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Yang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,030,000
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 7,030,000
	10.	SHARED DISPOSITIVE POWER 2,633,354
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,663,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.11%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Hero Wave Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 2,633,354
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%
14.	TYPE OF REPORTING PERSON CO
Footnotes:

(1)      Hero Wave Investments Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

Introductory Note

This Amendment No. 4 (this “Amendment No. 4”) is filed with respect to the company, Harbin Electric, Inc. (the “Company”), by Tianfu Yang (“Mr. Yang”) and Hero Wave Investments Limited (“Hero”, and together with Mr. Yang, the “Reporting Persons”).  This Amendment No. 4 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

The Reporting Persons are participants in the proposal discussed in Item 4 below, and may be deemed to constitute a “group” within the meaning of Section 13(d)−5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock, par value $0.00001 per share, of the Company (“Common Stock”) that may be beneficially owned by the members of the group as a whole. This Schedule 13D may be amended, or one or more additional statements on Schedule 13D may be filed, as necessary and appropriate.

Item 3.                  Source and Amount of Funds or Other Consideration

Item 3 is supplemented to state:

On November 22, 2010, the Company entered into a Term Loan Facility Agreement (the “Loan Agreement”) with China Development Bank Corporation, Hong Kong Branch (“CDB”), pursuant to which CDB will provide a $35 million loan facility and an RMB100 million loan facility (the “Loans”) to the Company for working capital of the Company and its subsidiaries.  Under the Loan Agreement, the Loans shall be made pursuant to one or more borrowings from time to time during the six-month period from the date of the Loan Agreement.  The $35 million loan carries interest at the London Interbank Offered Rate (LIBOR) plus 3% per annum, and the RMB100 million loan carries interest at the Shanghai Interbank Offered Rate (SHIBOR) plus 2.5% per annum. One half of the outstanding amount of each of the Loans will mature 24 months from the date of the first utilization of the loan facilities under the Loan Agreement and the remaining balance of these Loans will mature 36 months from the date of the first utilization of the loan facilities under the Loan Agreement.  The references to the Loan Agreement in this Schedule 13D are qualified in their entirety by reference to the Loan Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

On November 22, 2010, Mr. Yang entered into a Security and Pledge Agreement (the “Pledge Agreement”) with CDB, pursuant to which, Mr. Yang has agreed to pledge 7,000,000 shares of Common Stock to CDB to secure the Loans.  Under the Pledge Agreement, Mr. Yang may also be obliged to pledge to CDB, under certain circumstances, additional shares of Common Stock owned by him and, to the extent such additional shares are not sufficient, cash.  The references to the Pledge Agreement in this Schedule 13D are qualified in their entirety by reference to the Pledge Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

Mr. Yang intends to finance the proposed acquisition described in Item 4 of this Schedule 13D through equity from the Reporting Persons as well as debt financing in amounts sufficient to finance the proposed consideration in the Acquisition (as defined below).

Item 4.                  Purpose of Transaction

Mr. Yang acquired all of the shares of Common Stock owned by him for investment purposes, and to ensure that his interests are aligned with the Company’s.  He intends to remain the largest holder of the Common Stock over the long term, whether or not the possible acquisition discussed below in this Item 4 is successful.

On October 10, 2010, Mr. Yang and Baring Private Equity Asia Group Limited (“Baring”) signed a consortium agreement (the “Consortium Agreement”) providing that they would work with each other on an exclusive basis to negotiate and consummate the acquisition of all of the outstanding Common Stock in a going-private transaction (the “Acquisition”).  On November 19, 2010, Mr. Yang and Baring executed an agreement to amend and restate the Consortium Agreement in its entirety (the “Participation Agreement”) to provide that Baring will not participate in the Acquisition, except that Baring, through an affiliated fund, will have the opportunity (but not the obligation) to provide up to 10% of the financing for the Acquisition (either through debt, equity or a combination of debt and equity) on terms mutually agreeable to the parties.  The references to the Participation Agreement in this Schedule 13D are qualified in their entirety by reference to the Participation Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

On November 19, 2010, Mr. Yang submitted to the Company’s Board of Directors (the “Board”) a non-binding modification letter (the “Modification Letter”) modifying the proposal presented to the Board on October 10, 2010.  The Modification Letter states that Mr. Yang will no longer have an exclusive relationship with Baring, thereby allowing Mr. Yang to pursue alternative financing for the Acquisition; and that Baring will have the opportunity (but not the obligation) to provide up to 10% of the financing for the Acquisition.  The Modification Letter contemplates that the alternative financing will be in place by the time the definitive transaction agreement has been executed.  Goldman will remain financial advisor to Mr. Yang in connection with the Acquisition.  The references to the Modification Letter in this Schedule 13D are qualified in their entirety by reference to the Modification Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

If the Acquisition is consummated, the Common Stock will no longer be traded on the Nasdaq Global Select Market and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

No assurances can be given that any agreement with the Company relating to the proposed Acquisition will be entered into or be consummated.

Except as described above and in connection with the transaction contemplated by the Loan Agreement and Pledge Agreement discussed in Item 3 above, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the Schedule 13D filed by Mr. Yang and Hero on October 10, 2010.

Item 7.                  Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Statement:

Exhibit 7.01	Participation Agreement by and among Mr. Yang and Baring, dated November 19, 2010.

Exhibit 7.02	Modification Letter to the Board of Directors of Harbin Electric, Inc., dated November 19, 2010, 2010.

Exhibit 7.03	Term Loan Facility Agreement by and between the Company and China Development Bank Corporation, Hong Kong Branch, dated November 22, 2010.

Exhibit 7.04	Security and Pledge Agreement by and between the Company and China Development Bank Corporation, Hong Kong Branch, dated November 22, 2010.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 22, 2010

Tianfu Yang
/s/ Tianfu Yang
Name: Tianfu Yang

Hero Wave Investments Limited
By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director